September 29, 2006

Mr. Michael W. Quesnel
President and Chief Executive Officer
Jake's Trucking International, Inc.
505-8840-210th Street, Suite 317
Langley, BC V1M2Y2

> **Re: Jake's Trucking International, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed September 15, 2006**
> **File No. 333-135483**

Dear Mr. Quesnel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Prospectus Cover Page

1.   We note your response to our prior comment 1 and your filing of the warrant agreement as an exhibit. Please show us where the contractual restrictions prohibiting separation of the warrant and the shares are located and describe the nature of such contractual restriction in the registration statement. After reviewing your disclosure we may have further comment.

2.   We note your response to our prior comment 2. Please clarify whether you filed this registration statement only to register for resale the shares on behalf of the selling shareholders. We note the second sentence of footnote 1 to the fee table and the first sentence of the cover page.

Determination of Offering Price, page 8

3.   Please revise the first sentence of this section to clarify the reference to units.

4.   We note your response to our prior comment 4. It appears that you had revenues from operations for the quarter ended December 31, 2005 prior to the January 2006 private placement. Please advise or revise.

Financial Statements, page F-1

Interim Consolidated Statements of Income and Deficit, page F-3

5.   We note that the cost of goods sold exceeds material sales. You indicate in your response letter that this is the result of purchasing aggregate material, delivering it but not yet invoicing it. Please tell us the accounting that supports how you have accounted for deliveries of goods not yet invoiced. Specifically address why you record cost of sales prior to invoicing the materials, when title to the materials has passed to the buyer and when the buyer bears the risk of loss on the materials sold.

Exhibits, page 49

6.   We note that you refer to the consent filed with Form SB-2 Amendment No. 2. Please note, a current consent form is required with each filing. Please amend to include as an exhibit an updated consent from the accountant.

7.   We note your response to our prior comment 9. We reissue the comment. The document you have filed as Exhibit 3.4 is only a document from the Secretary of State of the State of Nevada certifying that such certificate has been filed with that office. Please file a copy of your certificate of incorporation.

Signatures

8.   We note your response to prior comment 12. Please have the registrant sign below the first paragraph of text required on the signature page and include the appropriate signatures below the second paragraph of text.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Review Accountant, at (202) 551-3603 if you have questions regarding the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas Jones
Senior Attorney